ARTICLE 1: BARTER: APSA transfers to CONDOMINIOS in full ownership, possession and dominium, a parcel of real estate property designated as LOT TWO - g, which was determined in its actual size by the subdivision map prepared by the Mr. Norberto Frickx, properly registered in the Topographic Department of Rosario in the province of Santa Fe, on 12 September 2005, under the number 151645. The premise is located in Central Argentino Avenue (formerly known as Mayor Lamas Avenue), consisting of 72 meters of front length over to the Sur Argentino Central Avenue, 126 meters 27 centimeters in its left side, bordering with lot 2 h of the same subdivision map, the anterior side forming an angle of 87 degrees 26 minutes 6 seconds, 106 meters 84 centimeters facing in the north east side, the bordering funds form lots 2 c and 2 d of the same subdivision map, forming with the line above, an angle of 56 degrees 29 minutes 40 seconds, and 66 meters 33 centimeters at its other side to this South East, bordering lot 2 f of the same plane, the previous line forming an angle of 108 degrees 30 minutes 30 seconds and with the front line an angle of 107 degrees 33 minutes 44 seconds, which makes a total area of 7,901 meters  30 square decimeters. […]

ARTICLE 2: UNITS: As a partial consideration for the barter agreement CONDOMINIOS undertakes to transfer the full ownership in favor of APSA, who accepts such commitment under the Law No. 13,512 the following real estate units: (i) Fifteen (15) Departments, identified in Exhibit V -2G , which is added to the present as writing head, with its own covered area of one thousand five hundred and four square meters and forty-five decimeters m ( 1,504.45 m2) and that jointly represent (14.85%) of the total covered square meters of housing (departments) BUILDING G that CONDOMINIOS will build on the plot 2g , and (ii) fifteen (15) Parking Space Units, that represents fifteen percent (15%) of the parking space square meters that CONDOMINIOS built on the plot referred 2g. As additional consideration, CONDOMINIOS will pay, on May 15th 2008 to APSA, the amount of Fifteen Thousand Three Hundred U.S. Dollars (US$15.300), including value added tax, sum that will be transferred to an account designated by APSA.
As stated before, real estate units that are part of Building G will be constructed by CONDOMINIOS, at its sole expense , cost, risk and responsibility, in PLOT 2g under all, specifications detailed in Exhibit III- 2G that is added to the present document, and other documents and provisions set forth in this Agreement (and as has been said , referred to herein as the " BUILDING G") .
The amount of square meters indicated in this Agreement may change, without any breach by CONDOMINIOS, on the understanding that these alterations may not exceed three percent (3%) of the square meters paid as consideration to APSA.
CONDOMINIOS reserve the right to build more of Real Estate Units than projected and always with prior authorization from the regulatory authority. In any case, the fifteen percent (15%) of the new square meters constructed in building G, will be paid as consideration to APSA.

[ ... ] Notwithstanding what will be said later , is expressly clarified and agreed that , since the delivery and transfer by CONDOMINIOS to APSA of the units to be exchanged will be the equivalent consideration to CONDOMINIOS by the transfer of title of plot 2g , CONDOMINIOS will only comply with the commitments assumed by the delivery and effective transfer of such units to be exchanged under the conditions and terms provided in this Agreement, but in no case can be understood that APSA assumes contingency or risk that units to be exchanged do not came to exist (in whole or in part) , or come into existence in a manner other than that provided and agreed in this Agreement and / or terms and conditions herein. [ ... ]
ARTICLE 4: ESTIMATED VALUE OF EACH CONSIDERATION: For all effects that apply, including fiscal effects, PARTIES agree that the value of each of the considerations for the purposes of this exchange will be (u$s.1.100.000 ), VAT included [ ... ].

ARTICLE 5: A) CONDOMINIOS OBLIGATIONS: [ ... ] 5.5) CONDOMINIOS commits to build and finish the building G within 27 months from the registration of this Deed, subject to the Architecture Draft, Memory description, General Technical Specifications and Completions Detail attached to this Deed as ANNEX III- 2G, the respective Registered Development Plan, Prehorizontalidad plans (“PRH”) , and the work plans and Investment Curve attached to this Deed as ANNEX IV- 2G - . Construction will be carried out by CONDOMINIOS, at its sole expense , cost, risk and responsibility [ ... ] 5.7) Within thirty three (33) months from the registration of this Deed CONDOMINIOS must meet the consideration, i.e. transfer the domain to APSA , or his or their assignees and /or successors indicated by APSA by reliable means , of all the units to be exchanged , by simultaneous delivery of possession thereof, completely finished , suitable for immediate use and in perfect condition, all in accordance with the terms and conditions set forth in ANNEX IX attached hereto. Arrears of CONDOMINIOS in fulfilling any of its obligations hereunder will be produced automatically by the expiration of the terms and will cause in favor of the Company the right to receive a daily fine of U.S. Dollars (u$s  1,540) , from the date of default until enforcement. [ ... ] 5.9) With respect to the obligations of CONDOMINIOS under paragraphs 5.2, 5.3 , 5.4, 5.6 and 5.7, above, is expressly clarified and agreed that (i) in the event of administrative delays and / or registry and / or general work stoppage in construction, if proved and demonstrated to be quite beyond the control and diligence of CONDOMINIOS or (ii) in the event of delays caused by accident or force majeure and/or attributable to APSA and also proved by CONDOMINIOS, in such unique and exceptional contingencies described in (i) and (ii) the corresponding expired terms involved (as applicable) shall be automatically extended for an equal period to that corresponding to these possible delays that may have occurred.

ARTICLE 6: MORTGAGE COLLATERAL FOR CONDOMINIOS OBLIGATIONS: As warranty of compliance of each and every one of the obligations, CONDOMINIOS by this Deed and notwithstanding CONDOMINIOS general obligations with all its other present and future property, CONDOMINIOS mortgages in favor of APSA, the same building  that acquires through this barter (i.e. the above plot 2g) with all its buildings, accessions and existing improvements and that exists in the future, which measures, boundaries and other circumstances are incorporated by reference. This mortgage is up to the total amount of (US$ 1,100,000) [...]

PARTIES AGREE that mortgage will be subject to the terms and conditions below: [...] L ) CONDOMINIOS agrees not to encumber, lease, rent, sell, assign , transfer, mortgage or conclude contracts constituent antichresis , servitude (except for those provided in this deed ), use, loan, room, " leasing " or other rights involving restriction or covenant on the property subject of this deed, nor allow any third party to exercise a lien on it , or perform any other act or fact or law provision that has the purpose or effect of reducing the mortgage that it is implemented , without the express consent of APSA. [...]

ARTICLE 7: GUARANTY INSURANCE. In order to guarantee compliance in time each and every one of the obligations under this deed, as well as all other obligations arising and/or a derivation of the same and/or its eventual defaults (including any eventual accessory and interests, penalties herein provided, costs, expenses and other items for possible defaults) , in addition to the abovementioned mortgage, although completely autonomous and independent of it, and to reinforce the performance of the guaranty, the company " FUNDAR BUILDINGS SA " (as taker) simultaneously with the execution of this deed in favor of CONDOMINIOS (as insured and beneficiary) who as insured and beneficiary transferred its rights to indemnification in favor of APSA, constitutes an insurance policy for procurement of private work by policy No. 000589714 (the " Surety "), for the insured amount of U.S. Dollars One Million Six Hundred Thousand (US$ 1,600,000 ) [ ... ]

ARTICLE 8: DEFAULT: I) BREACH OF CONDOMINIOS: In case of default by CONDOMINIOS of their obligations arising from this Deed, APSA shall give notice to CONDOMINIOS for compliance for the minimum period of 10 (ten) days, except in cases where automatic default would have been provided , APSA will be entitled to: (a) enforcing unfulfilled obligations, plus the payment of fines under the provisions of this Agreement , and notwithstanding the possibility to also claim for damages, (b) terminate this Agreement [ ...] (c) execute : (c.1) the mortgage by any of the judicial or extrajudicial provided in the existing legislation, by U.S. Dollars One Million One Hundred Thousand (US$ 1,100,000 ), with its accessories (fines, interest , etc), costs , expenses and other items that may be applicable, and/or (c.2) the caution policy, for U.S. Dollars One Million Six Hundred Thousand (US $ 1,600,000 ), with its accessories (fines, interest , etc), costs, expenses and other items that could be applicable, and/or (d) in general, perform any actions and other legal remedies at law may correspond to APSA for breach of CONDOMINIOS .

ARTICLE 12: 12.1 CONDOMINIOS assume, exclusively as its sole expense , cost, risk and responsibility all obligations related to and/or arising from the approval , construction, development (including drafts, projects, calculations and other technical documentation, as well as all contracts, tenders, bids, etc.) , termination, organization and/or marketing of building G. Consequently, it is established that CONDOMINIOS agrees to indemnify and hold harmless APSA, throughout the term of law and the respective actions against any claims, demands, actions, penalties, losses, damages and/or damage that might experience APSA from third parties (including the authorities and/or successors of APSA in the domain of any of the units to be exchanged and/or successors or assigns of APSA in the rights to ownership of either) by any factual and/or legal - related circumstances referred to and/or arising from - (i) the domain and/or possession of the building G and/or component units of the building (including the units to be exchanged ) and (ii) the approval, construction, development, completion, organization and/or marketing Building G and/or units within the building.